                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

  I.   GENERAL IDENTIFYING INFORMATION

  1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

           [ ]   MERGER

           [X]   LIQUIDATION

           [ ]   ABANDONMENT OF REGISTRATION
                 (Note:  Abandonments of Registration answer ONLY questions
                 1 through 15, 24 and 25 of this form and complete
                 verification at the end of the form.)

           [ ]   Election of Status as a BUSINESS DEVELOPMENT COMPANY
                 (Note:  Business Development Companies answer ONLY
                 questions 1 through 10 on this form and complete
                 verification at the end of the form.)

  2.       Name of fund:  Waddell & Reed Advisors Municipal Money Market
           Fund, Inc.

  3.       Securities and Exchange Commission File No.:  811-10137

  4.       Is this an initial Form N-8F or an amendment to a previously filed
           Form N-8F?

           [X]   Initial Application      [ ]   Amendment

  5.       Address of Principal Executive Office (include No. & Street, City,
           State, Zip Code):

               6300 Lamar Avenue
               Overland Park, Kansas 66202

  6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

               Kristen Richards
               6300 Lamar Avenue
               P.O. Box 29217
               Shawnee Mission, Kansas 66201-9217
               913-236-1923

  7.       Name, Address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
           270.31a-1, .31a-2]:

               Kristen Richards
               6300 Lamar Avenue
               P.O. Box 29217
               Shawnee Mission, Kansas 66201-9217
               913-236-1923

           NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

  8.       Classification of fund (check only one):

           [X]   Management company;

           [ ]   Unit investment trust; or

           [ ]   Face-amount certificate company.

  9.       Subclassification if the fund is a management company (check only one):

           [X]   Open-end                 [ ]   Closed-end

  10.      State law under which the fund was organized or formed (e.g.,
           Delaware, Massachusetts):

               Maryland

  11.      Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

               Waddell & Reed Investment Management Company
               6300 Lamar Avenue
               P.O. Box 29217
               Shawnee Mission, Kansas 66201-9217

  12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

               Waddell & Reed, Inc.
               6300 Lamar Avenue
               P.O. Box 29217
               Shawnee Mission, Kansas 66201-9217

  13.      If the fund is a unit investment trust ("UIT") provide:

           (a)   Depositor's name(s) and address(es):  N/A

           (b)   Trustee's name(s) and address(es):  N/A

  14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [ ]   Yes            [X]   No

           If yes, for each UIT state:
                 Name(s):
                 File No.:  811-____
                 Business Address:

  15.     (a)   Did the fund obtain approval from the board of directors
                 concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [X]   Yes          [ ]   No

                 If Yes, state the date on which the board vote took place:

                 February 20, 2002

                 If No, explain:

           (b)   Did the fund obtain approval from the shareholders
                 concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [X]   Yes          [ ]   No

                 If Yes, state the date on which the shareholder vote took
                 place:

                 May 2, 2002

                 If No, explain:

  II.  DISTRIBUTIONS TO SHAREHOLDERS

  16.      Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [X]   Yes            [ ]   No

           (a)   If Yes, list the date(s) on which the fund made those
                 distributions:

                 May 2, 2002

           (b)   Were the distributions made on the basis of net assets?

                 [X]   Yes          [ ]   No

           (c)   Were the distributions made pro rata based on share
                 ownership?

                 [X]   Yes          [ ]   No

           (d)   If No to (b) or (c) above, describe the method of
                 distributions to shareholders. For Mergers, provide the
                 exchange ratio(s) used and explain how it was calculated:

           (e)   Liquidations only:

                 Were any distributions to shareholders made in kind?

                 [  ]  Yes          [X]   No

                 If Yes, indicate the percentage of fund shares owned by
                 affiliates, or any other affiliation of shareholders:

  17.      Closed-end funds only:

           Has the fund issued senior securities?

           [ ]   Yes            [ ]   No

           If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

  18.      Has the fund distributed all of its assets to the fund's
           shareholders?

           [X]   Yes            [ ]   No

           If No,

           (a)   How many shareholders does the fund have as of the date
                 this form is filed?

           (b)   Describe the relationship of each remaining shareholder to the fund:

  19.      Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [ ]   Yes            [X]   No

           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

  III. ASSETS AND LIABILITIES

  20.      Does the fund have any assets as of the date this form is filed?
           (See question 18 above)

           [ ]   Yes            [X]   No

           If Yes,
           (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           (b)   Why has the fund retained assets?

           (c)   Will the remaining assets be invested in securities?
                 [  ]  Yes          [ ]   No

  21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [ ]   Yes            [X]   No

           If Yes,
           (a)   Describe the type and amount of each debt or other
                 liability:

           (b)   How does the fund intend to pay these outstanding debts or other liabilities?

  IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

  22.      (a)   List the expenses incurred in connection with the Merger or
                 Liquidation:

                 (i)     Legal expenses:                         $10,672.50

                 (ii)    Accounting expenses:                    $ 1,400

                 (iii)   Other expenses (list
                         and identify separately):

                         printing/mailing proxy materials $1,000
                         blue sky fees                    $  850
                         filing proxy materials with SEC  $  750
                         filing final documents with SEC  $  600
                         state filings--Maryland, Kansas  $  318

                         Total Other Expenses:                   $ 3,518

                 (iv)    Total expenses (sum of
                         lines (i) - (iii) above):               $15,590.50

           (b)   How were these expenses allocated?

                 All expenses incurred in connection with the Liquidation
                 were paid by Waddell & Reed, Inc., the Fund's Underwriter
                 and Distributor

           (c)   Who paid these expenses?

                 Waddell & Reed, Inc.

           (d)   How did the fund pay for unamortized expenses (if any)? N/A

  23.      Has the fund previously filed an application for an order of the
           Commission regarding the Merger or Liquidation?

           [ ]   Yes            [X]   No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

  V.   CONCLUSION OF FUND BUSINESS

  24.      Is the fund a party to any litigation or administrative
           proceeding?

           [ ]   Yes            [X]   No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

  25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [ ]   Yes            [X]   No

           If Yes, describe the nature and extent of those activities:

  VI.  MERGERS ONLY

  26.      (a)   State the name of the fund surviving the Merger:

           (b)   State the Investment Company Act file number of the fund
                 surviving the Merger:  811-_____

           (c)   If the merger or reorganization agreement has been filed
                 with the Commission, state the file number(s), form type
                 used and date the agreement was filed:

           (d)   If the merger or reorganization agreement has not been
                 filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

  The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Waddell & Reed Advisors Municipal Money Market Fund,
  Inc., (ii) she is a Vice President and Secretary of Waddell & Reed
  Advisors Municipal Money Market Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form
  N-8F application are true to the best of her knowledge, information and belief.

  Dated:  November 26, 2002               /s/Kristen A. Richards
                                          ------------------------------
                                          Kristen A. Richards
                                          Vice President, Associate General
                                          Counsel and Secretary